Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225

03037197

Amsterdam, 30 October 2003

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

11/13

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, the Netherlands

Vedior improves organic sales and profitability in Q3 2003

For release at 7.00am on 30 October 2003

Tony Martin, Chairman of the Board of Management of Vedior, said: *"For the first time in nine quarters, Vedior's organic sales have increased. While this does indicate a return to more positive trading conditions, the improvement in Q3 has been as gradual as prior quarters in 2003.*

Disregarding special items last year, Vedior's ongoing focus on productivity, efficiency and cost control has led to a substantial improvement in profitability compared to the same quarter in 2002."

HIGHLIGHTS FOR THE THIRD QUARTER

- **Sales down 1% at €1,584 million: up 1% organically*. Operating income up 2% at €52 million: up 7% organically***
- **Operating margin improved to 3.3% from 3.2%**
- **Net income per share at €0.16 (2002: €0.14*)**
- **Currency fluctuations decreased sales by 2% and operating income by 5%**
- **Measured and consistent application of cost control once again delivers improvements in productivity. SG&A costs reduced by 7%: down 4% organically***
- **Net debt decreased by 17% to €680 million from €820 million in Q3 2002**
- **Market share gain and profitability improvement in largest market: France**
- **Strategically important expansion into Japanese healthcare market**

HIGHLIGHTS FOR THE NINE MONTHS TO 30 SEPTEMBER 2003

- **Sales down 4% at €4,454 million: down 1% organically*. Operating income down 1% at €127 million: up 4% organically***
- **Operating margin improved to 2.9% from 2.8%**
- **Net income per share at €0.33 (2002: €0.32*)**
- **Currency fluctuations decreased sales by 3% and operating income by 5%**
- **Cash flow generated from operations increased to €41 million (2002: €13 million)**

**Organic growth is measured by excluding the impact of currency effects and acquisitions. Operating income and Net income per share is before goodwill amortisation, special items and extraordinary results in 2002.*

Strategic Summary

Vedior is profitable in all its major markets and industry sectors.

One of Vedior's key growth strategies is to use its traditional staffing network as a springboard to launch new specialist staffing sectors. The Group is able to leverage from existing specialist brands and expertise in other parts of the world to organically develop higher-margin services elsewhere. During 2003, this has been used to particular effect in the newer markets of Southern Europe and South America where new niche staffing services have achieved excellent growth. Vedior combines this organic growth strategy with a proven acquisition model which, during this quarter, saw the Group expand its healthcare staffing presence through investment in the Japanese market.

Sales

Sales decreased 1% (organic increase: 1%) to €1,584 million from €1,601 million in the same quarter in 2002. Currency fluctuations decreased sales by 2% mainly due to movements in the rate of the Euro compared to US dollar and sterling.

On a sequential basis, sales increased 6% from €1,491 million in Q2 2003.

Gross Margin

Gross margin was 17.4% compared to 18.4% in the third quarter of 2002 mainly due to changes in business mix and currency fluctuations. On a like-for-like basis, the gross margin was 0.3% lower.

Operating Costs

Operating costs were reduced by 7% to €223 million compared to Q3 2002. During the course of the market downturn, Vedior has been consistent and measured in addressing costs and seeking operating efficiencies. SG&A as a percentage of sales improved to 14.1% from 15.0% in Q3 2002.

Operating Income

Operating income (income before interest, tax and goodwill amortisation) was €52 million compared to €51 million in Q3 2002, excluding special items. Currency fluctuations decreased operating income by 5%. On an organic basis, operating income increased by 7%. Operating income was 3.3% of sales, an improvement compared to Q3 2002 (3.2%).

On a sequential basis, operating income increased 21% from €43 million in Q2 2003.

In Q3 2003, special items relate to the release of a provision for a loan which was repaid in September (€ 2 million). This gain was offset by restructuring costs in reducing corporate overhead in Europe. A special item was also included in the Q3 2002 results relating to a one-off gain due to the release of a provision for contingencies for social security risks. In 2002, restructuring costs were recorded as extraordinary results (Q3 2002: €10 million).

For Vedior, the operating result before goodwill amortisation and net result before goodwill amortisation are the most relevant internal and external measures of operating performance. Vedior's goodwill mainly relates to the acquisition of Select in 1999 and is amortised over a period of seven years.

Net Debt and Cash Flow

Net debt decreased by €20 million to €680 million compared to the second quarter of 2003 and by €140 million compared to the third quarter of 2002. Cash flow from operating activities improved from €13 million over the first nine months of 2002 to €41 million over the first nine months of 2003, mainly due to working capital control.

Third Quarter Operating Performance

- **France**
  - Organic sales increased by 4% compared to 2002, ahead of market growth.
  - Operating profit increased by 32% to €25 million in Q3 from €19 million in the equivalent period of 2002.
  - Gross margins have remained stable despite margin pressure in the traditional sector.
  - Specialist staffing continued to grow strongly with a 7% increase compared to the third quarter of 2002.
  - Healthcare and engineering staffing sectors particularly robust.

- **United Kingdom**
  - Sales grew by 2% organically compared to the third quarter of 2002.
  - Once again, healthcare and teleservices staffing brands outperformed.
  - In the latter part of the quarter, activity levels improved in the traditional staffing sector while sentiment also began to improve in the IT sector.
  - As anticipated, education staffing remains affected by short-term budgetary uncertainty within schools although new service lines have helped to offset this to some degree. Education revenues are also lower in the third quarter because of school holidays.

- **United States**
  - Organic sales declined by 7% compared to the same period in 2002.
  - Healthcare staffing, which until last year was one of the best performing staffing sectors, has been affected by a rapid downturn in the demand of healthcare professionals in all sectors.
  - Traditional staffing sales were flat compared to Q3 2002.

- **Netherlands**
  - Performance was mixed and has been affected by structural issues.
  - Niche sectors such as teleservices, outplacement and education staffing continue to grow.
  - Traditional staffing sales declined organically by 19%.
  - In light of market conditions, Vedior has been adjusting its business mix through a segmentation project to provide a higher proportion of specialist sales, adjusting costs in line with sales developments to protect profitability and diversifying its client base.
  - A preliminary agreement has been reached with social partners in the Netherlands to simplify the collective labour agreement for temporary workers. Vedior believes these changes, which are anticipated to come into effect in April 2004, will to some extent improve flexibility, reduce administrative complexity and help to ease structural difficulties.

- **Rest of World**
  - All major markets profitable.
  - Belgium, the Group's 5th largest market, continues to grow well in terms of both sales, gross margin and profitability.
  - Other markets that have performed well with positive organic sales growth are Spain, Italy, Portugal, Australia, South America, the Far East (including Japan) and Eastern Europe.

- **Analysis by Industry Sector**
  - Specialist sales were flat and traditional sales increased by 2% organically compared with the third quarter of 2002.
  - Specialist staffing contributed 29% of Group sales and 43% of operating profit.
  - Sectors showing highest organic sales growth compared to the third quarter of 2002 were healthcare and teleservices.
    - Healthcare staffing sales particularly strong in the UK and France.
    - Geographically diverse Teleservices brands have consistently grown during market downturn and, in Q3 2003, achieved organic sales growth of 10%.
  - Decline in IT staffing sales in the US continues to lessen while the Group's second largest IT staffing market, Japan has, once again, moved forward strongly. Good cost control has led to improved profitability in this important segment.
  - Accounting sales declined organically by 12% with continued weakness in most markets.
  - Education declined organically by 2% although growth was achieved in a number of new markets (refer to 'United Kingdom' section above)
  - In the traditional staffing sector, Spain, Italy, Asia and Latin America were the best performing countries, while of the Group's major markets only the Netherlands experienced a decline in sales.

Development Programme

In September, it was announced that Vedior acquired a substantial minority interest in Supernurse, a leading provider of healthcare personnel to hospitals, clinics, homes for the elderly and private homes in Japan. This acquisition helped to meet two strategic aims; expansion in the less economically sensitive healthcare staffing sector, and expansion in the promising and newly deregulated Japanese staffing market.

In Switzerland, brand and back-office consolidation is planned to obtain a stronger market position and cost savings. The Group's three traditional staffing brands will, in future, operate as Vedior Switzerland. In the UK, two engineering brands, Team Up and Hill McGlynn have been merged, combining their trades and technical expertise to provide a "one-stop shop" for construction personnel leveraging the strong reputation of the Hill McGlynn brand.

Vedior now operates a total network of 2,246 offices in 31 countries.

Management Outlook

Looking at the third quarter on a month-by-month basis, Vedior did see an improvement across markets in September. However, latest staffing market data from France indicate a sales decline in October. Whilst individual markets remain unpredictable and providing external factors remain the same, management expects overall global trends to continue.

It should be remembered that last year's fourth quarter earnings included a one-off gain of €5 million in France from the recalculation of social charges, which will not reoccur this year.

Vedior's strategy will remain unchanged in addressing future challenges. Our focus on profitability, balanced earnings stream, specialist staffing expertise, acquisition programme and decentralized management structure puts the Group in a position to capitalise on long-term growth trends.

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our longterm growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

Notes to Editors:

With annual 2002 sales of € 6,154 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 31 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

Financial Agenda:

5 February 2004	Publication of annual results 2003
6 May 2004	Publication first quarter results
7 May 2004	Annual General Meeting of Shareholders 2004
29 July 2004	Publication half-yearly results
28 October 2004	Publication third quarter results
3 February 2005	Publication of annual results

For further information, please contact:

Tony Martin, *Chairman* +31 (0)20 573 5609
Zach Miles, *Vice Chairman*
Frits Vervoort, *CFO*
Jelle Miedema, *Company Secretary*

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 30 September 2003	2002	change in %	organic growth
Sales	**1,584**	1,601	-1%	1%
Operating income*	**52**	51	2%	7%
Net income*	**27**	24	13%	
Basic earnings per ordinary share* (in €)	**0.16**	0.14	14%	
Average number of shares outstanding (in millions)	**164.5**	161.9		
Net interest bearing assets and liabilities	**(680)**	(820)	-17%	
Operating working capital	**537**	597	-10%	

* before goodwill amortisation, extraordinary results and special items in 2002

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Three months ended 30 September 2003	2002	change in %	organic growth
France	**764**	736	4%	4%
United States	**110**	135	-19%	-7%
United Kingdom	**161**	174	-7%	2%
Netherlands	**123**	155	-21%	-19%
Rest of Europe	**305**	283	8%	8%
Rest of World	**121**	118	3%	6%
SALES	**1,584**	1,601	-1%	1%
France	**25.0**	19	32%	
United States	**3.0**	5	-40%	
United Kingdom	**11**	11	-	
Netherlands	**4**	9	-56%	
Rest of Europe	**7**	4	75%	
Rest of World	**5**	5	-	
	55	53	4%	
Special Items	**-**	4		
Corporate expenses	**(3)**	(2)	-50%	
OPERATING INCOME before goodwill amortisation	**52**	55	-5%	-1%

€ in millions	Nine months ended 30 September 2003	2002	change in %	organic growth
France	**2,085**	2,055	1%	1%
United States	**339**	447	-24%	-9%
United Kingdom	**502**	542	-7%	2%
Netherlands	**371**	453	-18%	-19%
Rest of Europe	**817**	808	1%	4%
Rest of World	**340**	342	-1%	8%
SALES	**4,454**	4,647	-4%	-1%
France	**58**	50	16%	
United States	**10**	10	-	
United Kingdom	**35**	36	-3%	
Netherlands	**8**	23	-65%	
Rest of Europe	**10**	4	150%	
Rest of World	**15**	13	15%	
	136	136	-	
Special items	**-**	4		
Corporate expenses	**(9)**	(8)	-13%	
OPERATING INCOME before goodwill amortisation	**127**	132	-4%	1%

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

	Three months ended 30 September			
€ in millions	**2003**	2002	change in %	organic growth
Information Technology	**141**	165	-15%	-5%
Accounting	**57**	67	-15%	-12%
Engineering	**76**	79	-4%	1%
Healthcare	**109**	103	6%	10%
Education	**18**	20	-10%	-2%
Other specialties	**57**	54	6%	11%
Specialty	**458**	488	-6%	-
Traditional	**1,126**	1,113	1%	2%
SALES	**1,584**	1,601	-1%	1%
Information Technology	**7**	6	17%	
Accounting	**1**	2	-50%	
Engineering	**5**	4	25%	
Healthcare	**8**	8	-	
Education	**2**	2	-	
Other specialties	**1**	1	-	
Specialty	**24**	23	4%	
Traditional	**31**	30	3%	
	55	53	4%	
Special items	**-**	4		
Corporate expenses	**(3)**	(2)		
OPERATING INCOME before goodwill amortisation	**52**	55	-5%	-1%

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

	Nine months ended 30 September			
€ in millions	**2003**	2002	change in %	organic growth
Information Technology	**429**	523	-18%	-7%
Accounting	**164**	200	-18%	-11%
Engineering	**216**	221	-2%	3%
Healthcare	**301**	285	6%	11%
Education	**88**	94	-6%	2%
Other specialties	**168**	161	4%	2%
Specialty	**1,366**	1,484	-8%	-1%
Traditional	**3,088**	3,163	-2%	-1%
SALES	**4,454**	4,647	-4%	-1%
Information Technology	**19**	14	36%	
Accounting	**2**	8	-75%	
Engineering	**10**	9	11%	
Healthcare	**21**	21	-	
Education	**12**	12	-	
Other specialties	**4**	2	100%	
Specialty	**68**	66	3%	
Traditional	**68**	70	-3%	
	136	136	-	
Special items	**-**	4		
Corporate expenses	**(9)**	(8)		
OPERATING INCOME before goodwill amortisation	**127**	132	-4%	1%

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

	Three months ended 30 September			
€ in millions, EPS in €	**2003**	2002	change in %	organic growth
Sales	**1,584**	1,601	-1%	1%
Cost of sales	**(1,309)**	(1,306)		
Gross profit	**275**	295	-7%	-4%
Personnel cost	**(138)**	(147)		
Other operating cost	**(85)**	(93)		
Operating income before goodwill amortisation	**52**	55	-5%	-1%
Goodwill amortisation	**(69)**	(68)		
Operating result	**(17)**	(13)		
Financial income and expense (net)	**(12)**	(14)		
Result from ordinary operations before taxes	**(29)**	(27)		
Taxation	**(12)**	(13)		
Result from ordinary operations after taxes	**(41)**	(40)		
Income from unconsolidated participating interests	**1**	1		
Third-party interests	**(2)**	(2)		
Net loss before extraordinary results	**(42)**	(41)		
Extraordinary results after taxes	**-**	(6)		
Net loss	**(42)**	(47)		
Net income before goodwill amortisation and extraordinary results	**27**	27	-	
Basic loss per ordinary share*	**(0.26)**	(0.30)		
Basic earnings per ordinary share before goodwill amortisation and extraordinary results*	**0.16**	0.16	-	
Diluted earnings per ordinary share before goodwill amortisation and extraordinary results*	**0.16**	0.16	-	

* after preference payments

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

€ in millions, EPS in €	Nine months ended 30 September 2003	2002	change in %	organic growth
Sales	**4,454**	4,647	-4%	-1%
Cost of sales	**(3,654)**	(3,778)		
Gross profit	**800**	869	-8%	-4%
Personnel cost	**(416)**	(450)		
Other operating cost	**(257)**	(287)		
Operating income before goodwill amortisation	**127**	132	-4%	1%
Goodwill amortisation	**(206)**	(203)		
Operating result	(79)	(71)		
Financial income and expense (net)	(35)	(41)		
Result from ordinary operations before taxes	**(114)**	(112)		
Taxation	**(28)**	(28)		
Result from ordinary operations after taxes	**(142)**	(140)		
Income from unconsolidated participating interests	**1**	1		
Third-party interests	**(8)**	(6)		
Net loss before extraordinary results	**(149)**	(145)		
Extraordinary results after taxes	**-**	4		
Net loss	**(149)**	(141)		
Net income before goodwill amortisation and extraordinary results	**57**	58	-2%	
Basic loss per ordinary share*	**(0.93)**	(0.90)		
Basic earnings per ordinary share before goodwill amortisation and extraordinary results*	**0.33**	0.34	-3%	
Diluted earnings per ordinary share before goodwill amortisation and extraordinary results*	**0.33**	0.34	-3%	

* after preference payments

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 30 September 2003	Three months ended 30 September 2002	Nine months ended 30 September 2003	Nine months ended 30 September 2002
Operating income before goodwill amortisation	**52**	55	**127**	132
Depreciation	**11**	12	**34**	38
Movement in operating working capital	**(17)**	(4)	**(60)**	(90)
Movement in provisions	**1**	(6)	**(3)**	(9)
Cash flow from business activities	**47**	57	**98**	71
Financial income and expenses (net)	**(5)**	(4)	**(29)**	(33)
Corporate taxes paid	**(13)**	(9)	**(28)**	(25)
Cash flow from operating activities	**29**	44	**41**	13
Cash flow used in investment activities	**(13)**	(16)	**(36)**	(63)
Cash flow used in/from financing activities	**-**	(47)	**18**	(24)
Balance of cash flows	**16**	(19)	**23**	(74)
Balance of cash at 1 July/1 January	**72**	30	**65**	85
Effects of currency translation	**1**		**1**	
Balance of cash at 30 September	**89**	11	**89**	11
Short-term debt	**(129)**	(78)	**(129)**	(78)
Short-term interest bearing assets and liabilities	**(40)**	(67)	**(40)**	(67)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ in millions	30 September 2003	31 December 2002	30 September 2002
Fixed assets			
Intangible fixed assets	**886**	1,082	1,150
Tangible fixed assets	**119**	134	143
Financial fixed assets	**45**	45	38
	1,050	1,261	1,331
Operating working capital	**537**	492	597
Short-term interest bearing assets and liabilities	**(40)**	(42)	(67)
	1,547	1,711	1,861
Financed by:			
Long-term liabilities	**646**	662	759
Provisions	**43**	46	46
Group equity			
Shareholders' equity	**796**	943	992
Minority interests	**62**	60	64
	858	1,003	1,056
	1,547	1,711	1,861

Statement of movements in Shareholder's equity:

	2003	2002
Position as at 1 January	**943**	1,146
Net loss	**(149)**	(141)
Equity issue	**1**	5
Payments to shareholders	**(17)**	(22)
Exchange rate differences	**18**	4
Position as at 30 September	**796**	992

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior N.V. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") which principles are unchanged compared to those included in the 2002 annual report.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the summer months.